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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIONS GATE ENTERTAINMENT CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
535919203
(CUSIP Number)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203	Page	2	of	15

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS IIA LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,925,953

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,925,953

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,925,953

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 2 of 15 Pages

CUSIP No.	535919203	Page	3	of	15

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS II LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		8,278,176

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,278,176

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,278,176

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 3 of 15 Pages

CUSIP No.	535919203	Page	4	of	15

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		12,994,827

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,994,827

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,994,827

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 4 of 15 Pages

CUSIP No.	535919203	Page	5	of	15

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		12,994,827

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,994,827

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,994,827

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

Page 5 of 15 Pages

Item 1(a). Name of Issuer:
Lions Gate Entertainment Corp. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
and
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
Item 2(a). Name of Person Filing:
               This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Institutional Partners IIA LP (“Institutional Partners IIA”)

2.	MHR Institutional Advisors II LLC (“Institutional Advisors II”)

3.	MHR Fund Management LLC (“Fund Management”)

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”)
     This statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and MHR Institutional Partners III LP (“Institutional Partners III”), each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC (“Institutional Advisors III”) is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 2(b). Address of Principal Business Office, or if none, Residence:
               The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Institutional Partners IIA is a Delaware limited partnership.

2.	Institutional Advisors II is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
               No par value common stock of the Issuer (“Common Stock”)
Item 2(e). CUSIP Number:
               535919203
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Item 4(a) Amount Beneficially Owned:
                    As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 2,068,071 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 276,735 shares of Common Stock held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 2,344,806 shares of Common Stock. This number consists of (A) 2,068,071 shares of Common Stock held for the account of Master Account and (B) 276,735 shares of Common Stock held for the account of Capital Partners (100).

4.	Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 shares of Common Stock held for its own account.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 shares of Common Stock held for its own account.

6.	Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 shares of Common Stock. This number consists of (A) 2,352,223 shares of Common Stock held for the account of Institutional Partners II and (B) 5,925,953 shares of Common Stock held for the account of Institutional Partners IIA.

7.	Institutional Partners III may be deemed to be the beneficial owner of 2,371,845 shares of Common Stock held for its own account.

8.	Institutional Advisors III may be deemed to be the beneficial owner of 2,371,845 shares of Common Stock. This number consists of 2,371,845 shares of Common Stock held for the account of Institutional Partners III.

9.	Fund Management may be deemed to be the beneficial owner of 12,994,827 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master

Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

10.	Dr. Rachesky may be deemed to be the beneficial owner of 12,994,827 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III.
Item 4(b) Percentage of Class:
                    The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of May 15, 2007, as reported by the Issuer.
1.	Master Account may be deemed to be the beneficial owner of approximately 1.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately .2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 2.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Institutional Partners II may be deemed to be the beneficial owner of approximately 2.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 5.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

6.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 7.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

7.	Institutional Partners III may be deemed to be the beneficial owner of approximately 2.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

8.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 2.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

9.	Fund Management may be deemed to be the beneficial owner of approximately 11.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

10.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 11.1 % of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Item 4(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 2,068,071

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,068,071

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 276,735

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 276,735

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 2,344,806

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,344,806

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners II
(i)	Sole power to vote or to direct the vote: 2,352,223

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,352,223

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Institutional Partners IIA
(i)	Sole power to vote or to direct the vote: 5,925,953

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,925,953

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Institutional Advisors II
(i)	Sole power to vote or to direct the vote: 8,278,176

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,278,176

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 2,371,845

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,371,845

(iv)	Shared power to dispose or to direct the disposition of: 0
8.	Institutional Advisors III
(i)	Sole power to vote or to direct the vote: 2,371,845

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,371,845

(iv)	Shared power to dispose or to direct the disposition of: 0
9.	Fund Management
(i)	Sole power to vote or to direct the vote: 12,994,827

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,994,827

(iv)	Shared power to dispose or to direct the disposition of: 0
10.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 12,994,827

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,994,827

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The partners of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Advisors, Institutional Advisors II and Institutional Advisors III have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10. Certifications:
By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
June 22, 2007

MHR INSTITUTIONAL PARTNERS IIA LP
By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of June 22, 2007, by and among Institutional Partners IIA, Institutional Advisors II, Fund Management and Dr. Rachesky.